FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2007

HOLMES FINANCING (No 5) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

HOLMES FINANCING (NO. 5) PLC

CERTIFICATE RELATING TO FINANCIAL INFORMATION

PURSUANT TO SECTION 13(H) OF THE TRUST DEED

Pursuant to Section 13(h) of the Fifth Issuer Trust Deed, dated as of November 8, 2001 between Holmes Financing (No. 5) plc (the “Fifth Issuer”) and the Chase Manhattan Bank, London Branch, as note trustee (the “Note Trustee”), the undersigned officers of the Fifth Issuer, Martin McDermott and Wilmington Trust SP Services (London) Limited, hereby certify, to the best of their knowledge and belief, that:

(1)

as at April 30, 2007, there did not exist and had not existed since the date of the most recent officers’ certificate provided to the Note Trustee pursuant to Section 13(h) of the Fifth Issuer Trust Deed, or since November 8, 2001 if no such certificate has previously been provided, any Note Event of Default (as defined in the Fifth Issuer Trust Deed) and

(2)

during the period from and including the certification date of the most recent officers’ certificate provided to the Note Trustee pursuant to Section 13(h) of the Fifth Issuer Trust Deed, or since November 8, 2001 if no such certificate has previously been provided, to and including the date of this certificate, to the best of their knowledge and belief, the Fifth Issuer has complied with all its obligations contained in these presents and each of the Transaction Documents (as defined in the Fifth Issuer Trust Deed) to which it is a party.

Dated as of the 30th day of April 2007

By	/s/ RUTH SAMSON
Ruth Samson
Director

By	/s/ PAUL WINSHIP
Authorised Signatory for and on behalf of Wilmington Trust SP Services (London) Limited Wilmington Trust SP Services (London) Limited Director

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 27 June 2007	By / s / Jessica Petrie
(Authorised Signatory)